Exhibit 99.2

2017 FIRST QUARTER RESULTS

CNH Industrial 2017 first quarter revenues up 5.8% to $5.7 billion, net income increased to $49 million, net industrial debt of $2.1 billion

Financial results presented under U.S. GAAP(1)

•	Industrial Activities revenues up 6.1% (up 6.5% on a constant currency basis) driven by demand for agricultural equipment in the LATAM region, and in the Commercial Vehicles and Powertrain segments

•	Operating profit(2)(3) of Industrial Activities at $219 million, an increase of 23%, at an operating margin of 4.1% driven by volume leverage in Agricultural Equipment and Powertrain

•	Adjusted net income(2)(3) was $58 million in the first quarter of 2017, with adjusted diluted EPS(2)(3) of $0.04

•	Net industrial debt(2)(3) was $2.1 billion at March 31, 2017, with industrial operations cash flow improved by $0.1 billion compared to the first quarter of 2016

•	In April, CNH Industrial Capital LLC issued $500 million in principal amount of 4.375% Notes due 2022, and today the Company announced the early redemption of all of the outstanding $636 million in principal amount of Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017

•	Full year guidance reaffirmed

Summary of Results ($ million except EPS)

	Three Months ended March 31,
	2017	2016	Change
Revenues	5,681	5,372	5.8%
Net income (loss)	49	(513)	562
Adjusted net income	58	1	57
Basic EPS ($)	0.03	(0.38)	0.41
Diluted EPS ($)	0.03	(0.38)	0.41
Adjusted diluted EPS ($)	0.04	0.00	0.04

London (UK) – (April 27, 2017) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $5,681 million for the first quarter of 2017, up 5.8% compared to the first quarter of 2016. Net sales of Industrial Activities were $5,384 million in the first quarter of 2017, up 6.1% compared to the first quarter of 2016. Reported net income was $49 million for the first quarter of 2017. Adjusted net income was $58 million for the quarter.

Operating profit of Industrial Activities was $219 million for the first quarter of 2017, a $41 million increase compared to the first quarter of 2016, with an operating margin of 4.1%, up 0.6 p.p. compared to the first quarter of 2016.

(1)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.
(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2017 FIRST QUARTER RESULTS

Income taxes were $48 million in the first quarter of 2017 ($40 million in the first quarter of 2016). Adjusted income taxes(1)(2) for the first quarter of 2017 were $51 million ($43 million in the first quarter of 2016). The adjusted effective tax rate (adjusted ETR)(1)(2) was 56% (91% in the first quarter of 2016), and was impacted by unbenefited losses in certain jurisdictions.

Net industrial debt of $2.1 billion at March 31, 2017 increased by $0.6 billion from December 31, 2016. Industrial operations cash flow was an outflow of $0.5 billion in the first quarter of 2017 as a result of increased inventory to meet seasonal demand. Industrial operations cash flow improved $0.1 billion compared to the first quarter of 2016. Total debt of $24.5 billion at March 31, 2017, was down $0.8 billion compared to December 31, 2016. As of March 31, 2017, available liquidity(1)(2) was $7.6 billion, down $1.2 billion compared to December 31, 2016. In April 2017, CNH Industrial Capital LLC issued $500 million in principal amount of 4.375% Notes due 2022, and the Company announced today the early redemption of all of the outstanding $636 million in principal amount of Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

Segment Results

CNH INDUSTRIAL

Revenues and Operating profit (loss) by Segment ($ million)

Revenues					Operating profit (loss)(2)
Three Months ended March 31,					Three Months ended March 31,
2017	2016	% change	% change excl. FX(1)		2017 Profit	2016 Profit	$ change	2017 Margin	2016 Margin
2,346	2,124	10.5	8.5	Agricultural Equipment	159	90	69	6.8%	4.2%
523	536	-2.4	-2.8	Construction Equipment	(22)	14	-36	(4.2)%	2.6%
2,091	2,045	2.2	4.7	Commercial Vehicles	28	38	-10	1.3%	1.9%
1,002	882	13.6	16.9	Powertrain	74	53	21	7.4%	6.0%
(578)	(511)	—	—	Eliminations and other	(20)	(17)	-3	—	—

5,384	5,076	6.1	6.5	Total Industrial Activities	219	178	41	4.1%	3.5%

396	388	2.1	-1.0	Financial Services	120	130	-10	30.3%	33.5%
(99)	(92)	—	—	Eliminations and other	(82)	(76)	-6	—	—

5,681	5,372	5.8	6.2	Total	257	232	25	4.5%	4.3%

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)	Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales increased 10.5% in the first quarter of 2017 compared to the first quarter of 2016 (up 8.5% on a constant currency basis), as a result of a strong rebound in demand in LATAM and the continuation of positive market momentum in APAC. Revenue in NAFTA and EMEA were flat to slightly down due to a weak demand environment, partially mitigated by positive pricing.

Operating profit was $159 million in the first quarter ($90 million in the first quarter of 2016). Operating margin increased 2.6 p.p. to 6.8% compared to the first quarter of 2016, as a result of increased revenues in LATAM and APAC, as well as improved fixed cost absorption, disciplined net price realization and manufacturing efficiencies.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2017 FIRST QUARTER RESULTS

Construction Equipment’s net sales decreased 2.4% in the first quarter of 2017 compared to the first quarter of 2016 (down 2.8% on a constant currency basis), as a result of a 5% decline in heavy industry demand in NAFTA and continued weak markets in EMEA and LATAM, partially mitigated by market share gains in NAFTA.

Operating loss was $22 million in the first quarter of 2017 (operating profit of $14 million in the first quarter of 2016). Results were affected by a planned slower production schedule in the quarter to maintain appropriate levels of channel inventory, in response to continuing weak market demand. The results were also impacted by a negative price environment driven primarily by sales channel mix in NAFTA, an unfavorable foreign exchange impact on product cost and promotional expenses related to the launch of the new mini-excavator family.

Commercial Vehicles’ net sales increased 2.2% in the first quarter of 2017 compared to the first quarter of 2016 (up 4.7% on a constant currency basis), as a result of favorable truck and bus volume, partially offset by lower specialty vehicles volumes. In LATAM, recoveries in Argentinian truck demand more than offset Brazilian weakness.

Operating profit was $28 million for the first quarter of 2017 (operating margin of 1.3%) compared to $38 million in the first quarter of 2016. The decrease was mainly due to an unfavorable product and market mix in EMEA, lower specialty vehicles volumes and negative foreign currency impacts, partially offset by manufacturing efficiencies and material cost reductions.

Powertrain’s net sales increased 13.6% in the first quarter of 2017 compared to the first quarter of 2016 (up 16.9% on a constant currency basis), as a result of higher volumes. Sales to external customers accounted for 45% of total net sales (44% in the first quarter of 2016).

Operating profit was $74 million for the first quarter of 2017, a $21 million increase compared to the first quarter of 2016, with an operating margin of 7.4%, up 1.4 p.p. compared to the first quarter of 2016 as a result of higher volumes and manufacturing efficiencies.

Financial Services’ revenues totaled $396 million in the first quarter of 2017, an increase of 2.1% compared to the first quarter of 2016 (down 1.0% on a constant currency basis). In the first quarter of 2017, retail loan originations (including unconsolidated joint ventures) were $1.9 billion, flat compared to the first quarter of 2016. The managed portfolio (including unconsolidated joint ventures) was $24.7 billion as of March 31, 2017 (of which retail was 64% and wholesale 36%), down $0.2 billion compared to March 31, 2016.

Net income was $87 million in the first quarter of 2017, flat compared to the first quarter of 2016.

2017 FIRST QUARTER RESULTS

2017 Outlook

CNH Industrial is reaffirming its 2017 guidance(1) as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion;

•	Adjusted diluted EPS(2) between $0.39 and $0.41;

•	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

(1)	At the exchange rate of 1.05 EUR/USD.
(2)	Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2017 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2017 first quarter results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q1_2017 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

•	Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•	Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

2017 FIRST QUARTER RESULTS

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
E-mail: mediarelations@cnhind.com www.cnhindustrial.com	Tel: +1 630 887 3745

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended March 31,
	2017	2016
Revenues
Net sales	5,384	5,076
Finance and interest income	297	296

TOTAL REVENUES	5,681	5,372

Costs and Expenses
Cost of goods sold	4,497	4,238
Selling, general and administrative expenses	542	546
Research and development expenses	191	183
Restructuring expenses	12	15
Interest expense	219	230
Other, net(1)	141	630

TOTAL COSTS AND EXPENSES	5,602	5,842

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	79	(470)
Income taxes	48	40
Equity in income of unconsolidated subsidiaries and affiliates	18	(3)

NET INCOME (LOSS)	49	(513)
Net income (loss) attributable to noncontrolling interests	3	(1)

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	46	(512)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.03	(0.38)
Diluted	0.03	(0.38)

Notes:

(1)	In the three months ended March 2016, Other, net included the non-recurring charge of $502 million related to the European Commission investigation.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	3,924	5,017
Restricted cash	743	837
Trade receivables, net	560	623
Financing receivables, net	18,474	18,662
Inventories, net	6,470	5,609
Property, plant and equipment, net	6,484	6,397
Investments in unconsolidated subsidiaries and affiliates	488	487
Equipment under operating leases	1,897	1,907
Goodwill	2,452	2,449
Other intangible assets, net	779	787
Deferred tax assets	989	937
Derivative assets	70	95
Other assets	1,705	1,740

TOTAL ASSETS	45,035	45,547

LIABILITIES AND EQUITY
Debt	24,500	25,276
Trade payables	5,469	5,185
Deferred tax liabilities	99	84
Pension, postretirement and other postemployment benefits	2,293	2,276
Derivative liabilities	207	249
Other liabilities	7,898	8,005

Total Liabilities	40,466	41,075

Redeemable noncontrolling interest	22	21
Common shares, €0.01, par value; outstanding 1,362,981,869 common shares and 396,263,417 special voting shares at 03/31/2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares at 12/31/2016	25	25
Treasury stock, at cost: 0 shares at 03/31/2017 and 1,278,708 shares at 12/31/2016	—	(9)
Additional paid in capital	4,406	4,408
Retained earnings	1,833	1,787
Accumulated other comprehensive loss	(1,723)	(1,767)
Noncontrolling interests	6	7

Equity	4,547	4,451

TOTAL LIABILITIES AND EQUITY	45,035	45,547

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended March 31,
	2017	2016
Operating activities:
Net income (loss)	49	(513)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	177	177
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	139	133
Loss from disposal of assets	4	1
Undistributed income of unconsolidated subsidiaries	8	42
Other non-cash items	42	55
Changes in operating assets and liabilities:
Provisions	(72)	357
Deferred income taxes	(26)	98
Trade and financing receivables related to sales, net	203	301
Inventories, net	(760)	(704)
Trade payables	198	126
Other assets and liabilities	(136)	(82)

NET CASH USED IN OPERATING ACTIVITIES	(174)	(9)

Investing activities:
Additions to retail receivables	(846)	(858)
Collections of retail receivables	1,050	1,172
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	2
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	188	154
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(74)	(81)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(393)	(300)
Other	29	21

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(44)	110

Financing activities:
Proceeds from long-term debt	2,851	1,835
Payment of long-term debt	(3,869)	(2,990)
Net increase (decrease) in other financial liabilities	71	(109)
Dividends paid	(1)	(2)
Other	—	(49)

NET CASH USED IN FINANCING ACTIVITIES	(948)	(1,315)

Effect of foreign exchange rate changes on cash and cash equivalents	73	141

DECREASE IN CASH AND CASH EQUIVALENTS	(1,093)	(1,073)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,017	5,384

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,924	4,311

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Three Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
Revenues
Net sales	5,384	5,076	—	—
Finance and interest income	36	31	396	388

TOTAL REVENUES	5,420	5,107	396	388

Costs and Expenses
Cost of goods sold	4,497	4,238	—	—
Selling, general and administrative expenses	477	477	65	69
Research and development expenses	191	183	—	—
Restructuring expenses	11	15	1	—
Interest expense	139	150	131	126
Interest compensation to Financial Services	82	76	—	—
Other, net	63	565	80	66

TOTAL COSTS AND EXPENSES	5,460	5,704	277	261

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(40)	(597)	119	127
Income taxes	10	(6)	38	46
Equity in income of unconsolidated subsidiaries and affiliates	12	(9)	6	6
Results from intersegment investments	87	87	—	—

NET INCOME (LOSS)	49	(513)	87	87

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2017 and December 31, 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	3,557	4,649	367	368
Restricted cash	—	—	743	837
Trade receivables	530	596	55	58
Financing receivables	1,794	1,592	19,276	19,546
Inventories, net	6,266	5,396	204	213
Property, plant and equipment, net	6,481	6,395	3	2
Investments in unconsolidated subsidiaries and affiliates	2,895	2,886	162	153
Equipment under operating leases	20	17	1,877	1,890
Goodwill	2,298	2,296	154	153
Other intangible assets, net	766	772	13	15
Deferred tax assets	1,101	1,060	198	188
Derivative assets	68	98	8	8
Other assets	1,646	1,505	346	382

TOTAL ASSETS	27,422	27,262	23,406	23,813

LIABILITY AND EQUITY
Debt	7,393	7,691	19,711	20,061
Trade payables	5,374	5,042	120	180
Deferred tax liabilities	103	84	306	310
Pension, postretirement and other postemployment benefits	2,267	2,256	26	20
Derivative liabilities	197	239	16	21
Other liabilities	7,519	7,478	658	669

Total Liabilities	22,853	22,790	20,837	21,261

Redeemable noncontrolling interest	22	21	—	—

Equity	4,547	4,451	2,569	2,552

TOTAL LIABILITIES AND EQUITY	27,422	27,262	23,406	23,813

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Three Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
Operating activities:
Net income (loss)	49	(513)	87	87
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	176	176	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	74	72	65	61
Loss from disposal of assets	4	1	—	—
Undistributed income (loss) of unconsolidated subsidiaries	31	37	(6)	(7)
Other non-cash items	18	26	24	29
Changes in operating assets and liabilities:
Provisions	(66)	359	(6)	(2)
Deferred income taxes	(16)	39	(10)	59
Trade and financing receivables related to sales, net	72	(33)	133	341
Inventories, net	(770)	(684)	10	(20)
Trade payables	254	174	(60)	(55)
Other assets and liabilities	(158)	(134)	24	52

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(332)	(480)	262	546

Investing activities:
Additions to retail receivables	—	—	(846)	(858)
Collections of retail receivables	—	—	1,050	1,172
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	2	—	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	71	76	117	78
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(74)	(80)	—	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(229)	(143)	(164)	(157)
Other	(494)	(39)	523	60

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(724)	(184)	680	294

Financing activities:
Proceeds from long-term debt	120	146	2,731	1,689
Payment of long-term debt	(238)	(416)	(3,631)	(2,574)
Net increase (decrease) in other financial debt	14	(71)	57	(38)
Dividends paid	(1)	(2)	(104)	(75)
Other	—	(49)	—	—

NET CASH USED IN FINANCING ACTIVITIES	(105)	(392)	(947)	(998)

Effect of foreign exchange rate changes on cash and cash equivalents	69	111	4	30

DECREASE IN CASH AND CASH EQUIVALENTS	(1,092)	(945)	(1)	(128)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,649	4,551	368	833

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,557	3,606	367	705

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)

	Three Months Ended March 31,
	2017	2016
Total Operating Profit	257	232

Restructuring expenses	12	15
Interest expenses of Industrial Activities, net of interest income and eliminations	103	119
Other, net(1)	(63)	(568)

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	(470)
Income taxes	48	40
Equity in income of unconsolidated subsidiaries and affiliates	18	(3)

Net income (loss)	49	(513)

(1)	In the three months ended March 2016, Other, net included the non-recurring charge of $502 million related to the European Commission investigation.

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Third party debt	24,500	25,276	6,505	6,694	17,995	18,582
Intersegment notes payable	—	—	888	997	1,716	1,479

Total Debt(1)	24,500	25,276	7,393	7,691	19,711	20,061

Less:
Cash and cash equivalents	3,924	5,017	3,557	4,649	367	368
Restricted cash	743	837	—	—	743	837
Intersegment notes receivable	—	—	1,716	1,479	888	997
Derivatives hedging debt	(3)	2	(3)	2	—	—

Net debt (cash)(2)	19,836	19,420	2,123	1,561	17,713	17,859

(1)	Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $888 million and $997 million as of March 31, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,716 million and $1,479 million as of March 31, 2017 and December 31, 2016, respectively.
(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $828 million and $482 million as of March 31, 2017 and December 31, 2016, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	March 31, 2017	December 31, 2016
Cash and cash equivalents	3,924	5,017
Restricted cash	743	837
Undrawn committed facilities	2,887	2,890

Available liquidity	7,554	8,744

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net Industrial Debt under U.S. GAAP ($ million)

	Three Months ended March 31,
	2017	2016
Net industrial (debt)/cash at beginning of period	(1,561)	(1,578)
Net income (loss)	49	(513)
Amortization and depreciation(1)	176	177
Changes in provisions and similar(2)	(93)	464
Change in working capital	(626)	(673)
Investments in property, plant and equipment, and intangible assets(1)	(74)	(80)
Other changes	35	3

Net industrial cash flow	(533)	(622)

Capital increases and dividends	(1)	(7)
Currency translation differences and other	(28)	(263)

Change in Net industrial debt	(562)	(892)

Net industrial (debt)/cash at end of period	(2,123)	(2,470)

(1)	Excluding assets sold under buy-back commitments and assets under operating leases.
(2)	This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended March 31, 2016, this item included the accrued provision of $502 million related to the European Commission investigation.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income taxes to the most comparable GAAP financial measure and determination of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

	Three Months ended March 31,
	2017	2016
Net income (loss)	49	(513)
Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (a)	12	517
Adjustments impacting Income taxes (b)	(3)	(3)

Adjusted net income	58	1

Adjusted net income attributable to CNH Industrial N.V.	55	2
Weighted average shares outstanding – diluted (million)	1,366	1,364
Adjusted diluted EPS ($)	0.04	0.00
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	(470)
Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (a)	12	517

Adjusted income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (A)	91	47
Income taxes	48	40
Less: Adjustments impacting Income taxes (b)	3	3

Adjusted income taxes (B)	51	43

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	56%	91%
a) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates
Restructuring expenses	12	15
European Commission investigation charge	—	502

Total	12	517

b) Adjustments impacting Income taxes
Tax effect of adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(3)	(3)

Total	(3)	(3)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues and Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)

Net revenues				Trading profit/(loss)
Three Months ended March 31,				Three Months ended March 31,
2017	2016	% change		2017	2016	Change
2,346	2,124	10.5	Agricultural Equipment	71	19	52
523	536	-2.4	Construction Equipment	(42)	(6)	-36
2,142	2,097	2.1	Commercial Vehicles	(3)	15	-18
1,002	884	13.3	Powertrain	67	46	21
(578)	(511)	—	Eliminations and other	(21)	(17)	-4

5,435	5,130	5.9	Total of Industrial Activities	72	57	15

514	455	13.0	Financial Services	120	127	-7
(120)	(110)	—	Eliminations and other	—	—	—

5,829	5,475	6.5	Total	192	184	8

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	March 31, 2017	December 31, 2016
Total Assets	47,270	47,834

Total Equity	6,728	6,634

Equity attributable to CNH Industrial N.V.	6,717	6,623
Net debt	(20,059)	(19,734)
Of which Net industrial debt(1)	(2,307)	(1,822)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

	Three Months ended March 31,
	2017	2016
Net income (loss) in accordance with U.S. GAAP	49	(513)
Adjustments to conform with EU-IFRS:
Development costs	(42)	(40)
Other adjustments	10	20
Tax impact on adjustments	10	10
Deferred tax assets and tax contingencies recognition	(4)	(7)

Total adjustments	(26)	(17)

Profit (loss) in accordance with EU-IFRS	23	(530)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	March 31, 2017	December 31, 2016
Total Equity under U.S. GAAP	4,547	4,451
Adjustments to conform with EU-IFRS:
Development costs	2,365	2,374
Other adjustments	(129)	(121)
Tax impact on adjustments	(648)	(655)
Deferred tax assets and tax contingencies recognition	593	585

Total adjustments	2,181	2,183

Total Equity under EU-IFRS	6,728	6,634

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2017		At December 31, 2016	Three Months Ended March 31, 2016
	Average	At March 31		Average	At March 31
Euro	0.939	0.935	0.949	0.907	0.878
Pound sterling	0.808	0.800	0.812	0.699	0.695
Swiss franc	1.004	1.000	1.019	0.994	0.960
Polish zloty	4.058	3.953	4.184	3.959	3.740
Brazilian real	3.143	3.162	3.254	3.902	3.617
Canadian dollar	1.324	1.334	1.346	1.374	1.295
Argentine peso	15.670	15.410	15.850	14.440	14.680
Turkish lira	3.698	3.638	3.517	2.945	2.821

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2017	2016
Net revenues	5,829	5,475
Cost of sales	4,858	4,536
Selling, general and administrative costs	516	514
Research and development costs	240	225
Other income/(expenses)	(23)	(16)

TRADING PROFIT/(LOSS)	192	184
Gains/(losses) on the disposal of investments	—	—
Restructuring costs	13	15
Other unusual income/(expenses)(1)	8	(504)

OPERATING PROFIT/(LOSS)	187	(335)
Financial income/(expenses)	(141)	(156)
Result from investments:	19	(2)
Share of the profit/(loss) of investees accounted for using the equity method	19	(2)
Other income/(expenses) from investments	—	—

PROFIT/(LOSS) BEFORE TAXES	65	(493)
Income taxes	42	37

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	23	(530)

PROFIT/(LOSS) FOR THE PERIOD	23	(530)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	20	(529)
Non-controlling interests	3	(1)

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.01	(0.39)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.01	(0.39)

Notes:

(1)	In the three months ended March 31, 2016, Other unusual income/(expenses) included the non-recurring charge of $502 million related to the European Commission investigation.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2017 and December 31, 2016

(Unaudited)

(EU-IFRS)

($ million)	March 31, 2017	December 31, 2016
ASSETS
Intangible assets	5,493	5,504
Property, plant and equipment	6,330	6,278
Investments and other financial assets:	557	554
Investments accounted for using the equity method	507	505
Other investments and financial assets	50	49
Leased assets	1,897	1,907
Defined benefit plan assets	5	5
Deferred tax assets	950	959

Total Non-current assets	15,232	15,207

Inventories	6,628	5,732
Trade receivables	560	623
Receivables from financing activities	18,474	18,662
Current tax receivables	266	430
Other current assets	1,353	1,209
Current financial assets:	70	95
Current securities	—	—
Other financial assets	70	95
Cash and cash equivalents	4,667	5,854

Total Current assets	32,018	32,605

Assets held for sale	20	22

TOTAL ASSETS	47,270	47,834

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,717	6,623
Non-controlling interests	11	11

Total Equity	6,728	6,634

Provisions:	5,614	5,687
Employee benefits	2,402	2,532
Other provisions	3,212	3,155
Debt:	24,589	25,434
Asset-backed financing	11,279	11,784
Other debt	13,310	13,650
Other financial liabilities	207	249
Trade payables	5,469	5,185
Current tax payables	59	229
Deferred tax liabilities	142	188
Other current liabilities	4,462	4,228
Liabilities held for sale	—	—

Total Liabilities	40,542	41,200

TOTAL EQUITY AND LIABILITIES	47,270	47,834

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2017 and 2016

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2017	2016
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,854	6,311
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	23	(530)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	291	295
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	—
Other non-cash items	5	43
Dividends received	25	39
Change in provisions	(167)	311
Change in deferred income taxes	(19)	100
Change in items due to buy-back commitments(1)	(17)	40
Change in operating lease items(2)	23	(36)
Change in working capital	(486)	(761)

TOTAL	(322)	(499)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(148)	(161)
Consolidated subsidiaries and other equity investments	(5)	5
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	2
Net change in receivables from financing activities	374	666
Change in current securities	—	2
Other changes	(112)	(109)

TOTAL	111	405

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	80	500
Repayment of bonds	(500)	(263)
Issuance of other medium-term borrowings (net of repayment)	8	(98)
Net change in other financial payables and other financial assets/liabilities	(642)	(1,322)
Capital increase	—	—
Dividends paid	(1)	(2)
Purchase of treasury shares	—	(5)
Purchase of ownership interests in subsidiaries	—	(44)

TOTAL	(1,055)	(1,234)

Translation exchange differences	79	159

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,187)	(1,169)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,667	5,142

(1)	Cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(2)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2016 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.